Exhibit 1.3

The Points Guy

Choice Hotels officially goes hostile in Wyndham takeover attempt

By Cameron Sperance

12 December 2023

The budget hotel brouhaha boiled over Tuesday morning as Choice Hotels launched a hostile bid for Wyndham Hotels & Resorts.

Choice, the owner of brands like Comfort Inn and Radisson’s Americas operation, launched a $7.8 billion offer for Wyndham earlier this year. But Wyndham repeatedly rebuffed Choice’s advances. Wyndham owns a variety of budget brands like Days Inn and Super 8 but also higher-end options like the Registry Collection, Wyndham Grand and the Alltra all-inclusive resort brand.

It appears Choice is done playing nice and is now going the hostile route, planning on appealing directly to Wyndham shareholders.

“While we would have preferred to come to a negotiated agreement, the Wyndham Board’s refusal to explore a transaction has left us with no choice but to take our proposal directly to Wyndham’s shareholders,” Choice CEO Patrick Pacious said in a statement. “Wyndham chose to publicly reject our last proposal without any engagement even after we addressed their concerns, including adding significant regulatory protections for their shareholders.”

Wyndham leadership has portrayed any Choice takeover as too drawn out, peppered with risk and too much of a lowball offer. That sentiment continued later Tuesday.

Wyndham noted it would “carefully review and evaluate the offer to determine the course of action that it believes is in the best interests of Wyndham and its shareholders” but that “the offer looks to be unchanged from Choice’s previous highly conditional offer the Board reviewed and rejected, which failed to address the serious concerns repeatedly expressed by Wyndham.”

Why is everyone so hot for Wyndham?

Choice Hotels leadership previously indicated talks with Wyndham took place over six months earlier in the year before breaking down. Depending on who you talk to, there could be other suitors out there, like financial firm Blackstone.

The budget hotel segment is widely seen as the future of the industry, both in terms of where a bulk of development and guest demand will come from. Hilton’s new premium economy Spark brand is slated to grow on the premise of owners of existing hotels converting to that brand. The first Spark hotel was previously associated with a Wyndham brand, and it’s highly likely the brand will continue to feed off existing Wyndham and Choice hotels.

Marriott entered the space with its acquisition of Mexico-based City Express and the launch of Four Points Express by Sheraton overseas. Hyatt is similarly entering a more affordable segment of the market with its Hyatt Studios extended-stay brand.

There was chatter in the hotel industry that IHG Hotels & Resorts might also be interested in Wyndham, but that would go against IHG’s recent focus on the luxury and lifestyle segment of the market with its expansion of brands like Regent and Six Senses. IHG has previously been mentioned in rumored mergers with Accor and was reported as the original buyer for Starwood before Marriott swooped in at the end of 2015.

Today, Holiday Inn Express is seen as IHG’s affordable brand cash cow, so it’s unlikely a company like that would want to saddle its portfolio with more budget brands.

Why you should care

Owning a budget brand, if not several, is a must these days to cater to travelers for a variety of reasons. At a time when the cost of living is high, it makes sense to have lower-cost options so as to not drive any business away.

Further, it’s a smart way to bring younger travelers into a loyalty program ecosystem. Have them when they can afford a Spark or a Four Points Express, and you’ll keep them all the way to when they’re able to pay for Waldorf Astoria or St. Regis.

A Choice-Wyndham marriage makes sense as far as offering a compelling low-cost juggernaut against Marriott, Hilton and IHG. At the end of the day, there is a sizable segment of the traveling public that just wants an affordable place to stay and doesn’t care about the bells and whistles of a loyalty program.

It’s now just a matter of whether the hostility abates and Wyndham eventually walks down the aisle — or if it becomes a runaway bride.